355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

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VIA EDGAR AND FEDEX Pamela A. Long, Assistant Director Erin Jaskot, Staff Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E.	Frankfurt	San Diego
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Washington, D.C. 20549

Re:	William Lyon Homes, Inc.
Registration Statement on Form S-4
Filed April 11, 2013
File No. 333-187867

Dear Ms. Long and Ms. Jaskot:

On behalf of our client, William Lyon Homes, Inc. (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 of the Company filed on April 11, 2013 (File No. 333-187867) (the “Registration Statement”), together with Exhibits, marked to indicate changes from the initial filing of the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2013.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated May 1, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses.

General

1.	We note that you are registering the Exchange Notes in reliance on our position in Exxon Capital Holdings, Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

May 31, 2013

Response: Contemporaneously with the submission of this letter, the Company is filing a supplemental letter stating that the Company is registering the exchange offer in reliance on the Commission’s position enunciated in the above mentioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.	Please disclose in the Table of Additional Registrants, and elsewhere as appropriate, that all of the guarantor subsidiaries are 100% owned by William Lyon Homes and that the guarantees are full and unconditional and joint and several, to the extent accurate. Where you disclose that the guarantees are full and unconditional, please also describe the circumstances when a guarantor may be released.

Response: The Company has revised its disclosure appearing in the Table of Additional Registrants and on pages 7 and 149 in response to the Staff’s comment.

Prospectus Coverpage

3.	Please revise to include the guarantees under the heading “Exchange Offer for” as the guarantees constitute a separate security.

Response: The Company has revised the disclosure appearing on the prospectus coverpage in response to the Staff’s comment.

Table of Contents

4.	Please remove the sentence in the paragraph below the table of contents that advises investors that information is accurate only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Response: The Company has deleted the disclosure in the paragraph below the table of contents advising investors that information contained in the prospectus is accurate only as of the date of the prospectus.

Cautionary Statement Concerning Forward-Looking Statements, page 29

5.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please delete all references to the safe harbor or state explicitly that the safe harbor protections it provides to not apply to statements made in connection with the offer.

Response: The Company has deleted the reference to the safe harbor on page 29 in response to the Staff’s comment.

May 31, 2013

Legal Opinions

6.	We note that Exhibit 5.1 expresses no opinion as to the matters listed in clause (iv) of the second full paragraph on page two and is subject to the assumptions in clause (c) of the first full paragraph on page three. We further note that the same limitations and assumptions appear in Exhibits 5.2 and 5.3. These assumptions and limitations do not appear necessary for counsel to render the opinion. Please either remove such assumptions and limitations or advise us as to the purpose of such assumptions or limitations.

Response: We respectfully submit that the noted assumptions and limitations apply to the enforceability opinions in our opinion but are not applicable to the opinions provided by Bryan Cave LLP and Fennemore Craig Jones Vargas. As such, the opinions of Bryan Cave LLP and Fennemore Craig Jones Vargas have been revised to address the Staff’s comment. Please see Exhibit 5.2 and 5.3 respectively to Amendment No. 1.

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If you have any additional questions, please feel free to call the undersigned at (714) 755-8197 to discuss them.

Very truly yours,

/s/ Michael Treska

Michael Treska, Esq. of LATHAM & WATKINS LLP

cc:	Colin T. Severn
William Lyon Homes, Inc.